

October 27, 2009

By U.S. Mail and Facsimile to: (213) 386-6774

Lonny D. Robinson
Executive Vice President & Chief Financial Officer
Center Financial Corporation
3435 Wilshire Boulevard, Suite 700
Los Angeles, California 90010

> **Re:** **Center Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Quarterly Periods Ended March 31, 2009 and June
> 30, 2009**
> **Form 8-K filed on May 1, 2009**
> **File No. 000-50050**

Dear Mr. Robinson:

We have reviewed your response letters dated August 6, 2009 and September 17, 2009 and have the following comments. Where indicated, we think you should revise your documents or your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A. Controls and Procedures, page F-44

Changes in Internal Controls, page F-45

1.   In your response to our prior comment 8, you state that there were changes in the

company's internal control over financial reporting that occurred during the quarter ended December 31, 2008. Please amend your Form 10-K for the fiscal year ended December 31, 2008 to disclose those changes as required by Item 308(c) of Regulation S-K.

Item 11. Executive Compensation, page F-48

Base Salaries, page 16 of Definitive Proxy Statement on Schedule 14A

2.   We note your response to comment 9 in our letter dated July 27, 2009. In the response, you propose to disclose that the company used base salary compensation data to obtain a general understanding of compensation practices at comparable financial institutions. On page 16 of your definitive proxy statement, however, you state that executive base salaries should be targeted near the median range for executives in similar positions with similar responsibilities at comparable companies. Please amend your Form 10-K for the fiscal year ended December 31, 2008 to include the corrected base salary disclosure or tell us why you are not required to do so.

Performance-Based Bonuses, page 16 of Definitive Proxy Statement on Schedule 14A

3.   We note your response to comment 10 in our letter dated July 27, 2009. Based on your response, we are unable to agree with your determination that the corporate performance targets are not material in the context of the company's compensation policies or decisions. Please revise your proposed disclosure to include the specific corporate performance targets and confirm that you will revise future filings accordingly. Alternatively, please revise your response to analyze in greater detail why the targets are not material, particularly given that the bonuses are intended to reward favorable corporate performance.

Note 2. Summary of Significant Accounting Policies
Preferred Stock and Common Stock Warrants, page F-14

2.   We note your response to comment 7 in your response letter dated August 6, 2009. As requested in our original comment, please tell us and revise your future filings to disclose the method you use to determine the fair value of the warrants.

3.   Please revise future filings to present impairment losses on securities in noninterest income. Refer to Rule 9-04.13(h) of Regulation S-X.

March 31, 2009 Form 10-Q

Fair Value Measurements Using Significant Unobservable Inputs Table, page 15

4.   It appears you have revised the beginning balance of the fair value of your corporate trust preferred securities due to the adoption of FSP 157-4. We note that paragraphs 21 and 22 of the FSP state that it shall be applied prospectively in the period in which it is adopted as a change in estimate. Therefore, it appears that your beginning balance should not be revised but rather the increase in fair value should be shown as a change during the period. Please advise us or revise your disclosure in future filings as appropriate.

Noninterest Expense, page 27

5.   We note your response to comment 12 in your response letter dated August 6, 2009 in which you state that the revised disclosure provided will be included in future filings starting with your June 30, 2009 Form 10-Q. We believe your proposed revised disclosure is appropriate but noted that it was not included in the June 30, 2009 Form 10-Q. Please revise future filings beginning in your September 30, 2009 Form 10-Q to include your proposed disclosure or tell us why you believe such disclosure is not appropriate.

 Item 4: Controls and Procedures, page 45

6.   We note your response and revised disclosure to comment 13 in your response letter dated August 6, 2009. Please file an amendment of your March 31, 2009 Form 10-Q to include your revised disclosure.

Form 8-K filed on May 1, 2009

7.   We note your response and revised disclosure to comment 14 in your response letter dated August 6, 2009. Please revise future filings to provide a quantified reconciliation to the most directly comparable financial measure presented in accordance with GAAP for all periods presented.

June 30, 2009 Form 10-Q

Note 4. Recent Accounting Pronouncements, page 7

8.   We note your disclosure that the adoption of FSP 157-4 did not have a material effect on your financial statements. However, we also note your disclosure on page 14 which appears to indicate that you relied on the guidance in FSP 157-4 to revise inputs used to determine the fair value of your CDO TRUPS.

a. Please quantify for us and revise in future filings to disclose the total effect of adopting FSP 157-4 and discuss the specific instruments that were impacted by the guidance in the FSP.

b. Please clarify for us and revise in future filings to disclose how the adoption of FSP 157-4 impacted your fair value techniques and related inputs used for your CDO TRUPS. In this regard, based on your disclosures on page F-36 of your 2008 Form 10-K, it appears that at that time you were using a discounted cash flow model and that based on disclosures on page 14 of your June 30, 2009 Form 10-Q, you continue to use a discounted cash flow model for your CDO TRUPS.

c. Please tell us and revise future filings to disclose how the adoption of FSP 157-4 affected the risk premium used in your valuation technique and tell us the risk premium levels used before and after adoption. Also, tell us the steps performed to determine that the risk premium was reflective of an orderly transaction between market participants at the measurement date under current market conditions.

d. Please tell us how you determined that it was appropriate to use LIBOR + 200 basis points for your discount rate. As part of your response, please tell us:

1. the interest rates at which you are accreting income on the securities and the contractual interest rate on the securities;
2. why you believe the discount rate includes the risk free rate, a credit component, and a spread for illiquidity; and
3. the specific quantified component of the discount rate that you attribute to the risk-free rate, the credit component, and the illiquidity spread and how you determined that the amount attributed to each component was appropriate.

e. Please revise in future filings and clarify what is meant by your disclosure of the "three targeted prepayment and maturity date horizons." Specifically, disclose how they were developed and why they are relevant for your discounted cash flow analysis for the CDO TRUPS.

9. Based on your disclosure on page 15, we note that the fair value of your CDO TRUPS increased from April 1, 2009 (presumably adjusted for the adoption of FSP 157-4) to June 30, 2009 by $881 thousand or by approximately 33% during the quarter. Please tell us the factors that you considered that supported an increase in fair value and tell us specifically how these factors effected your fair value calculations. Also tell us how you determined that the increase was appropriate considering the ongoing market turmoil and the continued

deterioration in the trust preferred securities market that occurred during the quarter.

10. You disclose on page 37 that during 2008 you wrote your CDO TRUPS down to fair value and recorded $9.9 million of other than temporary impairment on $11.0 million par value and that the TRUPS market was severely impacted by the liquidity crunch and concern over the banking industry. We also note that you recorded a cumulative effect adjustment of $0.9 million to increase the beginning balance of retained earnings and decrease accumulated other comprehensive upon the adoption of FSP 115-2.

    a. Please tell us and revise your disclosure in future filings to clarify whether you intended to sell these securities or had determined that it was more likely than not that you would be required to sell the securities before recovery of the amortized cost basis. If not, please tell us how you calculated the cumulative effective adjustment for your securities.

    b. Please provide us a schedule that details the amortized cost, fair value and the amount of OTTI recognized for each security as of December 31, 2008 and March 31, 2009, prior to your adoption of FSP 115-2.

    c. Please tell us if there were any differences in the assumptions/inputs used in the cash flow analysis for your calculation of the cumulative effect adjustment and your discounted cash flows calculation used to determine whether there was an adverse change in estimated cash flows at the period end prior to your adoption of FSP 115-2. If there were differences, please identify them, explain why you believe the differences were appropriate, and identify any accounting guidance that supports your position. We note that paragraph 45 of FSP 115-2 requires you to calculate the cumulative adjustment as of the beginning of the period in which you adopt the standard and it appears that your calculation would be based on the unadjusted cash flows used in your adverse change in cash flow assessment at March 31, 2009.

*   *   *

Closing Comments

    Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Michael Volley at (202) 551-3437 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3469 with any other questions.

Sincerely,

Justin Dobbie
Attorney Advisor